Exhibit 21.1

List of Subsidiaries

Jurisdiction of
Name of Subsidiary	Organization
Wealth Environmental Protection Group, Inc.	British Virgin Islands
Wealth Environmental Technology Holding, Ltd.	Hong Kong
Jiangmen Huiyuan Environmental Protection Technology Consultancy Co. Ltd.	China
Jiangmen Wealth Water Purifying Agent Co., Ltd.	China
Guizhou Yufeng Melt Co., Ltd.	China
Shangxi Wealth Aluminate Materials Co., Ltd.	China